VERIZON FLORIDA INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes	$203.9
Interest expense	84.0
Portion of rent expense representing interest	17.9
Amortization of capitalized interest	.5

Earnings, as adjusted	$306.3

Fixed charges:
Interest expense	$84.0
Portion of rent expense representing interest	17.9
Capitalized interest	.7

Fixed Charges	$102.6

Ratio of Earnings to Fixed Charges	2.99